SEGA®

SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

May 19, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Consolidated and non-consolidated business results for the year ended March 2004
- Notice on nominees for directors and auditors
- Notice of business combination through establishment of a joint holding company
- Notice of reorganization of the Company's R&D subsidiaries

If you have any question about the enclosed material, please contact Akira Sugano, Senior Corporate Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,

Akira Sugano

Akira Sugano
Senior Corporate Officer
SEGA CORPORATION

dw 5/24

This press release relates to a business combination (as further defined below, the "Transaction") to be effected under Japanese law whereby Sammy Corporation and Sega Corporation (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (as further defined below, the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein and therein have been and will be prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

May 18, 2004

To whom it may concern:

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi
President and
Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Koichi Fukazawa
(TEL:03-5950-3790)

Name of Company: SEGA Corporation
Name of Representative: Hisao Oguchi
President and
Representative Director
(Code No. 7964, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Akira Sugano
(TEL:03-5736-7111)

Notice of Business Combination Through Establishmentof a Joint Holding Company

Notice is hereby given that Sammy Corporation (President: Hajime Satomi, Headquarters: Tokyo, hereinafter "Sammy") and SEGA Corporation (President: Hisao Oguchi, Headquarters: Tokyo, hereinafter "SEGA") have resolved at the meetings of their respective Board of Directors on May 18, 2004 to establish SEGA SAMMY HOLDINGS INC. (the "Holding Company") as a joint holding company through a share-for-share exchange (the "Transaction") and conduct a business combination (the "Business Combination") as wholly-owned subsidiaries of the Holding Company, subject to approvals of the shareholders and relevant regulatory authorities, and, in connection therewith, have entered into a Share-for-Share Exchange (Kyodo Kabushiki-Iten) Agreement (the "Agreement").

1. Purpose of the Business Combination

Sammy and SEGA have reached an agreement on the Business Combination for the purpose of maximizing corporate value by combining the management resources and maximizing synergistic benefits in order to further strengthen their position as a globally integrated entertainment company.

Sammy and SEGA have minimal overlap and competition with each other's businesses and are expected to achieve complementary results. The Business Combination aims to

harmonize both companies' technical development capabilities with Sammy's high growth potential and profitability, and SEGA's globally renown brand name, while concurrently pursuing synergistic benefits and business efficiencies in order to accelerate both companies' international business development, thereby enabling both companies to fortify their combined presence as an integrated entertainment company.

2. Outline of the Business Combination

(1) Scheme of the Business Combination

Sammy and SEGA will conduct the Business Combination according to the plan outlined below, subject to approvals at their respective shareholders' meetings, which are expected to be held in June 2004, and applicable regulatory approvals.

① On October 1st 2004, Sammy and SEGA plan to jointly establish the Holding Company and respectively become wholly-owned subsidiaries of the Holding Company through the share-for-share exchange.

② By March 2007, full integration is expected to be completed under the Holding Company and new entities will be formed on the basis of business segments.

＜First Step＞ After the Transaction


Holding Company
Sammy
SEGA

＜Second Step＞ To be completed by March 2007 (Tentative)


Holding Company
Pachislot & Pachinko-Related Business
Amusement & Consumer-Related Business
Media Contents & Network-Related Business
Other Business

(2) Schedule of the Business Combination

May 18, 2004	The board meetings of Sammy and SEGA for approvals of the Transaction
June 25, 2004 (Tentative)	Shareholders' meeting of Sammy
June 29, 2004 (Tentative)	Shareholders' meeting of SEGA
Sept. 27, 2004 (Tentative)	Effective date of delisting of Sammy and SEGA shares

Oct. 1, 2004 (Tentative)	Effective date of the Transaction, the commercial registration of the Holding Company and listing of the Holding Company shares

Sammy and SEGA may change the above schedule upon discussion should any significant issues arise as the Business Combination planning process proceeds.

(3) Exchange Ratio

Company	Sammy	SEGA
Exchange Ratio	1.00	0.28

One Holding Company share will be allotted in exchange for each Sammy share, and 0.28 Holding Company shares will be allotted in exchange for each SEGA share. The Holding Company will adopt the unit system and one unit will comprise 100 shares.

Based on the results of valuation analysis conducted by financial advisors appointed by the respective companies, Sammy and SEGA had extensive negotiations and came to an agreement on the above Exchange Ratio. Each company received a fairness opinion on the Exchange Ratio from a financial point of view from their respective financial advisors: Morgan Stanley Japan Limited for Sammy and Daiwa Securities SMBC Co. Ltd. for SEGA.

It should be noted that should any material changes related to various assumptions underlying the calculations of the Exchange Ratio occur, the Exchange Ratio may be subject to change following further discussions between Sammy and SEGA.

(4) Cash Consideration upon the Transaction

The Holding Company will not pay any cash consideration upon the occurrence of the Transaction.

(5) Listing of the Holding Company

The Holding Company plans to file an application for the listing of its shares on the Tokyo Stock Exchange. The listing date is scheduled to be October 1, 2004, which is the same date as the effective date of the Transaction, subject to applicable regulations of the Tokyo Stock Exchange. In relation to the Transaction, Sammy and SEGA shares will be delisted from all stock exchanges effective September 27, 2004.

(6) Actions to be taken in respect of Convertible Bonds, Stock Options and certain Stock Acquisition Rights

The following actions will be taken in respect of convertible bonds and stock options issued by Sammy and SEGA, and stock acquisition rights issued by Sammy in connection with the scheduled delisting of shares of Sammy and SEGA as a result of the Transaction as mentioned in 2.(5) above:

- Sammy
  - Sammy Corporation Convertible Bonds due 2009: necessary actions will be taken before the Transaction (by September 30, 2004) for early redemption or other alternatives
  - Stock Options: necessary actions are expected to be taken for all outstanding stock options before the Transaction (by September 30, 2004) to be cancelled
  - 2nd Stock Acquisition Rights (paid-in): The Stock Acquisition Rights issued on April 16, 2003 will be cancelled by payment to the holders of such Stock Acquisition Rights at the initial issue price per Stock Acquisition Right (81 yen) before the Transaction (by September 30, 2004)
- SEGA
  - SEGA Corporation Zero Coupon Convertible Bonds due 2004: expected to be redeemed at maturity as of June 18, 2004
  - SEGA Enterprises, Ltd. 5th Unsecured Convertible Bonds (with the terms of downward adjustments of the Conversion Price and ranking pari passu with other convertible bonds): necessary actions are expected to be taken before the Transaction (by September 30, 2004) for early redemption or other alternatives
  - Stock Options: necessary action should be taken for all outstanding stock options before the Transaction (by September 30, 2004) to be cancelled for free

(7) Actions to be taken in respect of Treasury Stock

The following actions with regard to the respective treasury stock and SEGA shares held by Sammy will be taken:

- Sammy Treasury Stock (7.5% of Sammy Total Shares Outstanding ("TSO") [1])
  – To be cancelled before the Transaction (September 30, 2004)
- SEGA Treasury Stock (11.4% of SEGA TSO [1])
  – To be cancelled at an appropriate time after the closing of the Transaction
- Sammy's Stake in SEGA (22.4% of SEGA TSO [1])
  – To be cancelled at an appropriate time after the closing of the Transaction

(1) As of March 31, 2004

(8) Stock Transfer Agent

The stock transfer agent for the Holding Company will be UFJ Trust Bank Limited.

3. Synergistic Benefits

(1) Complementary Business Portfolios and Earnings Enhancement through Efficient Management

Through the Business Combination, Sammy and SEGA will be able to achieve business synergies with little overlap in their businesses and customer bases, as pachislot and pachinko-related businesses for Sammy and amusement machine sales and amusement arcade operation businesses for SEGA, respectively, are becoming major revenue sources. In the mid-term, we expect to reduce costs and enhance earnings through efficient management by effectively utilizing group management resources including employees, products, capital and intelligence by restructuring and reorganizing domestic and overseas subsidiaries engaged in overlapping businesses with relatively small revenues, such as Sammy's amusement-related business, .

(2) Pursuit of Synergistic Benefits

By effectively allocating management resources of both companies, we will pursue synergistic benefits in all business segments. Maximizing synergistic benefits will not only enhance earnings, but also effectively improve cost performance. Specific plans expected to create synergies in the mid-term are as follows:

① Maintain the top-maker position in the pachislot business and strive to become the top-maker in the pachinko business by applying SEGA's technology cultivated in the amusement industry to Sammy's pachislot and pachinko-related business to improve the quality of imaging technology and sound development, thereby enhancing the entertainment aspects of pachislot and pachinko machines;

② Enhance earnings in the arcade operation facilities business by integrating R&D capabilities and creativity of both companies in order to strategically develop multi-complex amusement facilities such as large commercial facilities and theme parks;

③ Enhance earnings in the consumer business by streamlining management through restructuring and integrating the consumer business while improving contents capabilities and enhancing title selections, and effectively utilizing contents from the pachislot and pachinko-related business. We also plan to actively penetrate into overseas undeveloped markets;

④ Establish Sammy's arcade video game machine "Atomiswave" as the leading low cost and high quality arcade video game machine by enhancing contents through the utilization of SEGA's R&D capabilities and globally expanding the market. Also, we plan to expand the market by promoting on-line games through networking arcade machines; and

⑤ Enhance earnings based on complementary benefits through multi-development of contents in each business segment.

(3) Pursuit of Streamlined Management under a Holding Company Structure

The Holding Company is expected to provide overall planning, operation and administrative functions in order to achieve maximum efficiency throughout the group. It is also expected to contribute to streamlined group management by promptly and

flexibly executing cash flow allocation and capital expenditure plans within the group.

(4) Stable Management Infrastructure Establishment

The Business Combination will lead to efficient management by maximizing the synergistic effects in each business area to improve management practices, which currently depend on particular businesses, and quickly establish a stable and continuous management infrastructure.

4. Outline of the Business Combination Parties (Consolidated) (as of March 31, 2004)

(1) Company Name	Sammy Corporation	SEGA Corporation
(2) Description of Business	Development, manufacturing and sale of pachislot and pachinko machines and peripherals, amusement arcade equipment and home video game software	Development, manufacturing and sale of amusement equipment, operation of amusement arcades, and development, manufacturing and sales of consumer products
(3) Date of Incorporation	November 1, 1975	June 3, 1960
(4) Location of Headquarters	23-2, Higashi Ikebukuro 2-chome, Toshima-ku, Tokyo	2-12, Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Hajime Satomi, President and Representative Director	Hisao Oguchi, President and Representative Director
(6) Paid-in Capital	15,374 million yen	127,582 million yen
(7) Total Number of Shares in Issue	87,500,718 shares	174,945,690 shares
(8) Shareholders' Equity	112,987 million yen	97,934 million yen
(9) Total Assets	299,272 million yen	188,884 million yen
(10) Fiscal Year End	March 31	March 31
(11) Number of Employees	1,927	3,507
(12) Major Suppliers and Customers	[Purchase] Kaga Electronics, Mizuhokiden and Takaden [Sale] Aristocrat Technology, Sanyo Hanbai and Sony Computer Entertainment	[Purchase]Hitachi Software Engineering [Sales] Namco, Taito and Happinet
(13) Principal Shareholders and their Shareholding Ratio	Hajime Satomi 27.6% S.S. Planning Co., Ltd 10.8% FSC Y.K. 8.0% Treasury Stock 7.5% The Master Trust Bank of Japan, Ltd. 4.8%	Sammy Corporation 22.4% Treasury Stock 11.4% Japan Securities Finance Co.,Ltd 2.8% S.S. Planning Co., Ltd 2.7% Japan Trustee Service Bank T 2.1%
(14) Main Banks	UFJ Bank Limited, Sumitomo Mitsui Banking Corporation, Mizuho Bank Ltd. and Bank of Tokyo-Mitsubishi, Ltd	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank Ltd., The Sumitomo Trust & Banking Co., Ltd., UFJ Banking Limited and Resona Bank Ltd.

(15) Relationship between Parties	Capital	Holding 39,248,600 shares (22.4% of SEGA TSO) as investment securities
	Personal	Sammy's CEO holds the post of Chairman of SEGA
	Trading	Sammy and SEGA have transactions in the normal course of business

(16) Result of Operations for the Latest 3 Fiscal Years (Consolidated)

	Sammy Corporation			SEGA Corporation		
Fiscal Year Ended in March	FY2001	FY2002	FY2003	FY2001	FY2002	FY2003
Net Sales (million yen)	164,293	165,774	251,226	206,334	197,223	191,257
Operating Income (million yen)	54,022	51,709	71,676	14,200	9,296	14,480
Ordinary Profit (million yen)	53,768	51,020	68,330	12,471	7,783	12,617
Net Income (million yen)	23,906	23,066	32,196	△17,829	3,054	8,760
Net Income per Share (yen)	452.44	436.79	424.68	△119.15	19.73	55.96
Dividend per Share (yen)	50.00	70.00	90.00	—	—	—
Shareholders' Equity per Share (yen)	1,074.13	1,298.90	1,390.74	548.40	560.40	631.88

5. Outline of the Holding Company

(1) Name: SEGA SAMMY HOLDINGS INC.

(2) Function:

- Provide an overall group management function through planning, operation and administration of the entire group, managing and controlling business operations of each company with each subsidiary's authority and responsibility clearly defined, thereby optimizing the efficiency of the overall group
- Devise and execute a group strategy to spur profit growth and achieve the effects of integration in a timely manner by utilizing management resources

(3) Headquarters: Minato-ku, Tokyo

(4) Directors and Statutory Auditors (Current Positions)

Chairman, President and Representative Director:	Hajime Satomi (SEGA Chairman and Representative Director, Sammy President and Representative Director)

Vice Chairman and Director:	Hisao Oguchi (SEGA President and Representative Director)
Senior Managing Director:	Keishi Nakayama (Sammy Senior Managing Director)
Managing Director:	Kiyofumi Sakino (Sammy Managing Director)
Director:	Kenkichi Yoshida (Sammy Managing Director)
Director:	Hideki Okamura (SEGA Senior Executive Officer)
Director:	Yasuo Tazoe (SEGA Executive Officer)
Standing Statutory Auditor:	Kazutada Ieda
Statutory Auditor:	Akio Kioi
Statutory Auditor:	Ryoichi Arai
Statutory Auditor:	Toshio Hirakawa

(Note) The Statutory Auditors candidates listed above are the outside Statutory Auditors as defined in paragraph 1 of Article 18 of the Audit Special Exceptions Law of Japan (Law No. 22 of 1974).

(5) Number of Staff: approximately 50 persons

(6) Capital Stock: 10 billion yen

(7) Fiscal Year-end: March 31

(8) Auditing Firm: Azsa & Co.

(9) Business Prospects after the Transaction
Business prospects after the Transaction will be announced as they become available after further discussion

CONTACT:
Sammy Corporation Investor Relations Dept. : TEL 03-5950-3790 FAX 03-5950-3791
SEGA Corporation Investor Relations Dept. : TEL 03-5736-7111 FAX 03-5736-7066

May 18, 2004
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Akira Sugano, Senior Officer
Tel:+81-3-5736-7011

Notice on Reorganization of the Company's R&D Subsidiaries

The Company, at the meeting of the board of Directors held on May 18, 2004, decided to integrate its seven R&D studios.

1. Purposes of the Integration

1) To reallocate the development resources to increase the productivities
2) To concentrate the resources on the growth expected business domains
3) To unify the strategies on development and marketing

2. Method of Integration

The Company holds nine R&D subsidiaries including holding company. Seven of them will be integrated into their parent company, SEGA CORPORATION.

<Effect caused by the integration and outlook for the results>

The Company expects the reallocation of R&D resources efficiently, allocation of the human resources to big titles, actions toward the marketing strategies, and increase the product marketability by the integration.

The Company expects no effect to the business forecast by this integration.

1) Schedule

May 26, 2004: To conclude the agreement on transfer of business

July 1, 2004: Date of the transfer of business

2) Detail of the transfer of business

R&D of Game Software

3) Method

Transfer Price: Book value of the Transferred Assets

<Outline of the Company>

Transferred Company

(As of March 31, 2004)

1) Name	SEGA CORPORATION
2) Main Businesses	Development and sell of home-use game software, Development and sell of arcade machines, and amusement center operations
3) Date of Incorporation	June 3, 1960
4) Address	1-2-12 Haneda, Ohta-ku, Tokyo, Japan
5) Name of Representative	Hisao Oguchi
6) Common Stock	127,583 million yen
7) Number of Employees	814
8) Principal Shareholders and their Equity Ownership Percentage	Sammy Corporation (22.4%) Treasury Stocks (11.4%) Japan Securities Finance Co., Ltd. (2.8%) S. S. Planning Co., Ltd. (2.7%)

Outline of Transferring Companies

(As of March 31, 2004)

1) Name	SEGA WOW Inc.
2) Main Business	R&D of Game Software
3) Date of Incorporation	April 21, 2000
4) Address	1-23-23 Ebisu Sibuya-ku, Tokyo
5) Name of Representative	Kazunari Tsukamoto
6) Common Stock	365 million yen
7) Number of Employees	215 (as of April 2004)
8) Principal Shareholder and their Equity Ownership Percentage	SEGA R&D HOLDINGS INC. (100%)
9) Relation with the Company	Game Software Development Commission

1) Name	SEGA-AM2 Co., Ltd.
2) Main Business	R&D of Game Software
3) Date of Incorporation	October 1, 1983
4) Address	2-12-14 Higashi-Kojiya Ohta-ku, Tokyo
5) Name of Representative	Hiroshi Kataoka
6) Common Stock	102.75 million yen
7) Number of Employees	189 (as of April 2004)
8) Principal Shareholder and their Equity Ownership Percentage	SEGA R&D HOLDINGS INC. (100%)
9) Relation with the Company	Game Software Development Commission

1) Name	Hitmaker Co., Ltd.
2) Main Business	R&D of Game Software
3) Date of Incorporation	April 21, 2000
4) Address	2-12-14 Higashi-Kojiya Ohta-ku, Tokyo
5) Name of Representative	Mie Goden
6) Common Stock	190 million yen
7) Number of Employees	193 (as of April 2004)
8) Principal Shareholder and their Equity Ownership Percentage	SEGA R&D HOLDINGS INC. (100%)
9) Relation with the Company	Game Software Development Commission

1) Name	Amusement Vision Ltd.
2) Main Business	R&D of Game Software
3) Date of Incorporation	April 21, 2000
4) Address	2-12-14 Higashi-Kojiya Ohta-ku, Tokyo
5) Name of Representative	Toshihiro Nagoshi
6) Common Stock	110 million yen
7) Number of Employees	124 (as of April 2004)
8) Principal Shareholder and their Equity Ownership Percentage	SEGA R&D HOLDINGS INC. (100%)
9) Relation with the Company	Game Software Development Commission

1) Name	Sonicteam Ltd.
2) Main Business	R&D of Game Software
3) Date of Incorporation	April 21, 2000
4) Address	1-2-12 Haneda Ohta-ku, Tokyo
5) Name of Representative	Yuji Naka
6) Common Stock	80 million yen
7) Number of Employees	127 (as of April 2004)
8) Principal Shareholder and their Equity Ownership Percentage	SEGA R&D HOLDINGS INC. (100%)
9) Relation with the Company	Game Software Development Commission

1) Name	Smilebit Corporation
2) Main Business	R&D of Game Software
3) Date of Incorporation	April 21, 2000
4) Address	1-2-12 Haneda Ohta-ku, Tokyo
5) Name of Representative	Takayuki Kawagoe
6) Common Stock	220 million yen
7) Number of Employees	51 (as of April 2004)
8) Principal Shareholder and their Equity Ownership Percentage	SEGA R&D HOLDINGS INC. (100%)
9) Relation with the Company	Game Software Development Commission

1) Name	DigitalRex Co., Ltd.
2) Main Business	R&D of Game Software
3) Date of Incorporation	October 1, 2003
4) Address	1-2-12 Haneda Ohta-ku, Tokyo
5) Name of Representative	Yu Suzuki
6) Common Stock	100 million yen
7) Number of Employees	25 (as of April 2004)
8) Principal Shareholder and their Equity Ownership Percentage	SEGA R&D HOLDINGS INC. (100%)
9) Relation with the Company	Game Software Development Commission

May 18, 2004
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Akira Sugano, Senior Officer
Tel:+81-3-5736-7011

Notice on Nominees for Directors and Auditors
(to be effective June 29, 2004)

SEGA CORPORATION today announced that at the board meeting held in May 18, 2004, it decided to appoint the nominees for Directors and Auditors.
Each of nominees will hold their each position after the approval at the ordinary general shareholders' meeting to be held in June 29, 2004

1. Directors

1) Nominees for Directors (as of June 29, 2004)

Chairman and Representative Director	Hajime Satomi	
President and Representative Director	Hisao Oguchi	
Director	Yoshiharu Suzuki	Responsible for AM Machine Sales
Director	Hideki Okamura (newly appointed)	Responsible for Consumer Business
Director	Yasuo Tazoe (newly appointed)	Responsible for AM Center Operations
Director	Akira Sugano (newly appointed)	Responsible for Corporate Division

2) Directors to Retire (as of June 29, 2004)

Vice Chairman and Director	Hideki Suzuki
Directors	Tetsu Kayama
	Akira Nagai
	Hisashi Suzuki

2. Auditors

1) Nominees for Auditors (as of June 29, 2004)

Auditors	Kazutada Ieda
	Iwao Nishi
	Ryoichi Arai (newly appointed)
	Mineo Enomoto (newly appointed)

2) Auditors to Retire (as of June 29, 2004)

Auditors	Kinsuke Miyazaki
	Yoshiyasu Gemma

End

SEGA CORPORATION
Consolidated Financial Results for the Year Ended March 31, 2004

Company Name: SEGA CORPORATION
TSE Code: 7964
(URL http://www.sega.co.jp)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo
Further Information: Akira Sugano
Tel: +81-3-5736-7111

1. Consolidated Financial Results for the Year Ended March 31, 2004

1) Consolidated Financial Results

(millions of yen)

	Net sales	Operating income	Recurring profit	Net income
FY 03/2004	191,257	14,480	12,617	8,760
FY 03/2003	197,223	9,296	7,783	3,054

	Net income per share (yen)	Net income per share after full dilution (yen)	Return on Equity (%)	Ratio of recurring profit to shareholders' equity (%)	Ratio of recurring profit to net sales (%)
FY 03/2004	55.96	50.70	9.5	6.1	6.6
FY 03/2003	19.73	18.71	3.6	3.3	3.9

(Notes)

1. Equity in gains of non-consolidated subsidiaries and affiliates
   FY 03/2004: 142 millions of yen
   FY 03/2003: 440 millions of yen

2. Average number of shares issued during the term:
   FY 03/2004: 155,038,766 shares
   FY 03/2003: 154,783,626 shares

2) Consolidated Financial Data

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio	Shareholders' equity per share (yen)
FY 03/2004	189,055	97,962	51.8%	631.88
FY 03/2003	222,067	86,886	39.1%	560.40

(Note) Number of shares issued at the end of the year (Consolidated)
FY 2004: 155,034,254 shares
FY 2003: 155,042,129 shares

3) Consolidated Cash Flows

(millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the year
FY 03/2004	21,583	(9,095)	(41,399)	71,922
FY 03/2003	34,232	14,000	1,047	101,361

4) Matters Related to Consolidated Subsidiaries and Affiliates Accounted for Using the Equity Method
Number of consolidated subsidiaries: 42
Number of non-consolidated subsidiaries accounted for using the equity method: 0
Number of affiliates accounted for using the equity method: 4

5) Change of the Consolidated Subsidiaries and Affiliates Accounted for using the Equity Method
Number of companies newly consolidated: 2
Number of companies removed from consolidation: 7
Number of companies newly accounted for using the equity method: 0
Number of companies removed from equity method: 0

2. Forecast for Consolidated Financial Results for the Year Ending March 31, 2005

(millions of yen)

	Net Sales	Recurring Profit	Net Income
First half	88,000	1,200	200
Full year	200,000	12,500	8,000

(Reference) Net income per share for FY 03/2005 is forecasted to be yen.

(Note) This release contains forecasts of business results, statements regarding business plans and other forward-looking statements. These statements are based on management's assumptions regarding the economic environment and our operating environment as of the date of publication and involve various risks and uncertainties. Actual business results may differ materially from forecasts herein.

1. Business Results and Financial Positions

I. Business Performance

1. Overview

1) Overview of the business performance

In amusement machine sales, the results exceeded the initial target, thanks to the strong demands by newly opened facilities. In amusement center operations, due to the lack of large-scale machines, attracting the customers, the results was slightly short of the initial target. In consumer business, despite sales of some titles far exceeded the initial target, sales of sports titles in North America were sluggish. As a result, total results was below the projection.

Consolidated net sales for the fiscal year ended March 31, 2004 was 191, 257 million yen, a three percent decrease compared with the prior year. Of the consolidated net sales, sales in Japan was 163,992 million yen or increase 0.3 percent over the prior year, and overseas sales was 27,264 million yen, or down 19.3 percent compared with the previous year. Operating income for the year under review was 14,480 million yen, or up 55.8 percent over the previous fiscal year.

The Company recorded extraordinary gain of 2,617 million yen. This was mainly due to the gain on sale of investments in securities of 571 million yen, gain on repayment by purchase of convertible bonds, and gain on transfer of business to Nokia of 1,008 million yen.

Meanwhile, the Company accounted extraordinary loss of 4,893 million yen. This was due primarily to loss on valuation of investments in securities of 1,527 million yen, and loss on disposal of property and equipment of 760 million yen.

Accordingly, net income for the year totaled 8,760 million yen (prior year: 3,054 million yen)

2) Overview by Business Segment

<Amusement Machine Sales>

- Net Sales: 60,365 million yen (down 1.6% YoY)
- Operating Income: 12,019 million yen

- In Japan, an industry trend toward the aggressive establishment of new medium- and large-sized amusement facilities was reflected in strong demand for SEGA's popular standard products including *UFO Catcher 7*, and *Star Horse*. As a result, SEGA exceeded the initial target.

- In addition, the newly products with the Company's cutting-edge technologies, including *Outrun 2* and *Star Horse Progress* contributed to the favorable performance.

- Thanks to the newly opened facilities, strong demands for *UFO Catcher 7* contributed to the favorable results.

- In overseas, the Company was working to expand its markets by popularizing new game concepts, especially multiplayer games. However, this effort is still in progress and overseas sales fell moderately short of the target.

<Amusement Center Operation>

- Net Sales: 69,860 million yen (up 0.8% YoY)
- Operating Income: 6,135 million yen

- The Company fell short of the initial target in this segment. This decline was attributable in part to the lack of major new products and competitors' newly opened facilities.

- The Company's flagship facility, Tokyo Joypolis, recorded a favorable earnings, thanks to the various events and marketing promotions.

- *Kochu-Oja Mushi-king*, adopted the Company's new business model, combined equipment rental and card sales, contributed to earnings.

- To improve the efficiency of the facilities, the Company opened 16 facilities, mainly mid-and large-scale facilities. Also the Company closed 40 ones. As a result, the total number of amusement centers as of the end of the fiscal year was 473.

<Consumer Business>

- Net sales: 61,032 million yen (down 8.3% YoY)
- Operating loss: 2,824 million yen

- During the year under review, the Company sold 8,560 thousand units from a total of 71 SKUs (Projection: 9,380 thousand units from 78 SKUs). By region, sales volume in Japan was 2,770 thousand units from 27 SKUs (projection: 3,230 thousand units from 30 SKUs), while in North America, 4,210 thousand units from 22 SKUs (projection: 4,230 thousand units from 24 SKUs), and 1,580 thousand units from 22 SKUs in Europe (projection: 1,920 thousand units from 24 SKUs).

- Some titles including *Blood will tell*, also known *Dororo* in Japan, and *Headhunter2*, originally planned to be released during the year under review, were delayed to the next term.

- In Japan, professional football club management simulation game, *Let's make a professional soccer club!3* (PS2), *Let's make a professional baseball team! 2003* (PS2), racing horse development simulation game, *Dabitsuku3 Let's develop a racing horse!* (PS2), *Initial D special stage* (PS2), and *Puyo Pop fever* (PS2 and NGC) showed a favorable sales performance and contributed to the results.

- In North America, though some titles repeat orders and newly released entertainment titles including *Sonic Heroes* (PS2, NGC, Xbox), *Sonic Adventure DX* (NGC), *Sonic Adventure 2: Battle* (NGC), *Virtua Fighter 4 Evolution* (PS2) were more than expected, sports titles were far below the target and thus the total results fell short of the initial target.

- In Europe, thanks to the favorable repeat orders and sales of entertainment titles such as *Sonic Heroes* (PS2, NGC, and Xbox), *Virtua Fighter 4 Evolution* (PS2) and *Sonic Adventure DX* (NGC), the results exceeded the initial projection.

- The Company sdd 1,420 thousand units of home-use game software, *Sonic Heroes*, in global basis, breaking down of 150 thousand units in Japan, 850 thousand units in North America, and 420 thousand units in Europe.

2. Outlook for the Results for the Year Ending March 2005

Although the signs of the recovery at the economic situation in Japan are showed, the Company expects the uncertainty condition will still continue. Under such circumstances, SEGA strives to grasp the opportunities ahead.

(1) Outlook for the next year by business segment

<Amusement Machine Sales>

- During the year ended March 31, 2004, facility operators were strongly motivated to investment and open new amusement centers. The Company expects this trend continue. By supplying the full-lineup products to the market, the Company will strive to expand its market shares and revitalize the market.

-In Prize product sales division, SEGA is a leading company. This reflects the attractiveness of Disney character products, as well as the collaboration projects with other companies.
In addition, the Company will supply the market-oriented products to Asian, North American, and European markets.

-In Asian, American, and European markets, the Company will sell the products that are oriented to each market. The Company continues to develop and to expand the markets with the products with new concept games.

<Amusement Center Operations>

We expect that the results would be favorable, due to that the Company plans to reopen the facilities to revitalize and to provide the new concept space or services.

<Consumer Business>

- To strengthen the function in North America market, new marketing structure in North America was established in Fall 2003. In addition, in Japan, the Company completed the reorganization of marketing division and improvement of cost structures. On one hand, some titles were sold over million units globally, on the other hand, some titles showed poor performance. The Company realized that the existing products are limited to expand. Thus, the Company will improve its cost structures by reinforcement of the software development division and reallocation of the development resources.

- The Company's sales units projection for the year ending March 2005 are as follows.
  Japan: 3,730 thousand unit
  North America: 4,460 thousand unit
  Europe: 3,380 thousand unit

In addition to the existing home-use game software development, the Company struggles to establish the profit

The Company's forecasts for the results for the year ending March 2005 are as follows.
Net Sales: 204,000 million yen
Ordinary Profit: 12,500 million yen
Net Income: 8,000 million yen

2) Prerequisite for the performance forecast for the year ending March 2005
The Company's estimations of foreign exchange rates are as follows.
1 USD=105 JPY, 1 GBP=185 JPY, 1 euro=125 JPY

II. Financial Condition

Total assets decreased 33,011 million yen to 189,055 million yen, compared with the previous year-end. Meanwhile, Shareholders' equity increased 11,076 million yen to 97,962 million yen compared with the previous year. Thus, shareholders equity ratio at the end of the year under review was 51.8%.

Cash and cash equivalents at the end of the year fell 29,438 million yen from previous fiscal year-end to 71,922 million yen.

Interest-bearing debt fell 41,637 million to 53,624 million yen, compared to the previous year-end. This was mainly from the Company's repayment by purchase of convertible bonds due June 2004 worth of 34,920 million yen.
Net cash at the end of the year was 18,298 million yen. The Company realized the significant improvement of the financial structures.
The Company has already prepared the funds for the repayment of the convertible bonds (amount outstanding: 10,080 million yen). In addition, the Company set up overdraft facilities and commitment with banks.

Cash flows from operating activities fell 12,648 million yen to 21,583 million yen, compared with the previous year. This decrease was mainly due to the increase of net income and decrease in notes and accounts receivable.

Cash fows from investing activities decrease 23,095 million yen to negative 9,095 million yen.

This was mainly from increase of payments on acquisition of property and equipment.

Thus free cash flows (combined cash flows form operating activities and ones from investing activities) were 12,488 million yen.

Due to the repayment of long-term debt and redemption of convertible bonds, cash flows from financing activities fell 42,446 million to negative 41,399 million.

	FY03/2001	FY03/2002	FY03/2003	FY03/2004
Shareholders' equity ratio	32.2%	34.3%	39.1%	51.8%
Shareholders' equity ratio at market value	113.1%	147.1%	46.8%	93.0%
Debt repayment period (year)	N/A	10.6	2.8	2.5
Interest coverage ratio	N/A	4.5	47.1	34.1

(millions of yen)

Interest-bearing debt	120,118	99,313	95,261	53,624
CFs from operating activities	(73,970)	9,349	34,232	21,583

(Note) Shareholders' equity ratio: Shareholders' equity/Total Assets

Shareholders' equity ratio at market value: Total stock market value/Total assets

Debt repayment period (year): Interest-bearing debt/cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities/Interest paid

-All figures are calculated by the consolidated financial figures.

-Stock market value: Stock price at the end of the year*total number of shares issued excluding treasury stock at the end of the year

-Interest paid is used the figures accounted on the statement of cash flows

Consolidated Balance Sheets

SEGA CORPORATION and Consolidated Subsidiaries
As of March 31, 2003 and 2004

(millions of yen)

ASSETS	2004.3	2003.3
Current Assets:		
Cash and time deposits	**71,927**	101,366
Notes and accounts receivable	**19,436**	17,515
Inventories	**8,865**	8,838
Other current assets	**7,347**	11,058
Less allowance for doubtful accounts	**(1,421)**	(1,379)
Total current assets	**106,156**	137,401
Property and Equipment		
Amusement machines and facilities	**10,165**	9,893
Buildings and structures	**17,254**	18,126
Land	**9,336**	9,290
Others	**3,838**	4,085
Total property and equipment	**40,595**	41,396
Intangible Fixed Assets	**4,508**	5,846
Investments and Advances		
Investments in securities	**13,358**	12,431
Fixed Leasehold deposits	**15,988**	17,012
Other investments	**17,488**	15,667
Less allowance for doubtful accounts	**(9,180)**	(8,406)
Total investments and advances	**37,655**	36,705
Deferred Charges	**139**	717
Total Assets	**189,055**	222,067

(millions of yen)

LIABILITIES	2004.3	2003.3
Current Liabilities:		
Notes and accounts payable	**14,373**	14,762
Short-term bank loans	**725**	1,510
Current portion of debentures	**2,950**	2,450
Current portion of convertible bonds	**10,080**	-
Current portion of long-term bank loans	**4,988**	4,939
Accrued expenses	**10,050**	9,981
Income taxes payable	**1,186**	1,194
Other current liabilities	**4,100**	7,541
Total current liabilities	**48,454**	42,379
Long-Term Liabilities		
Debentures	**13,495**	15,550
Convertible bonds	**6,806**	51,806
Long-term debt	**14,579**	19,005
Deferred income taxes	**1,348**	330
Accrued employees' retirement benefits	**4,541**	3,679
Accrued retirement benefits for directors and corporate directors	**174**	122
Other	**1,155**	1,256
Total long-term liabilities	**42,100**	91,750
Total Liabilities	**90,555**	134,129
Minority Interests in Consolidated Subsidiaries	**537**	1,051
Shareholders' Equity		
Common stock	**127,582**	127,582
Additional paid-in capital	**2,171**	2,171
Retained earnings	**15,459**	6,816
Adjustment of revaluation of land	**(6,265)**	(6,264)
Unrealized gain on investments in securities	**1,488**	(551)
Translation adjustment	**(8,825)**	(9,227)
Treasury stock	**(33,649)**	(33,641)
Total Shareholders' Equity	**97,962**	86,886
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	**189,055**	222,067

Consolidated Statement of Operations

SEGA CORPORATION and Consolidated Subsidiaries
For the Year Ended March 31, 2003 and 2004

(millions of yen)

	2004.3	2003.3
Net Sales	**191,257**	197,223
Cost of Sales	**138,687**	144,161
Gross profit	**52,570**	53,062
Selling, General and Administrative Expenses	**38,090**	43,765
Operating income	**14,480**	9,296
Non-Operating Income	**922**	1,245
Interest income	111	226
Equity in gains of non-consolidated subsidiaries and affiliates	142	440
Others	668	578
Non-Operating Expenses	**(2,784)**	(2,758)
Interest expenses	**(621)**	(737)
Amortization of bond and note issue expenses	**(602)**	(594)
Equity in losses of non-consolidated subsidiaries and affiliates	**(145)**	(702)
Others	**(1,413)**	(723)
Ordinary Profit	**12,617**	7,783
Extraordinary Income	**2,617**	6,072
Gain on sale of investments in securities	**571**	3,077
Gain on sale of property and equipment	**1,010**	1,248
Gain on repayment by purchase of convertible bonds	**509**	-
Others	**527**	1,745
Extraordinary Loss	**(4,893)**	(7,408)
Loss on disposal of inventories	**(760)**	-
Loss on disposal of property and equipment	**(411)**	(398)
Loss on sale of property and equipment	-	(281)
Impairment change on goodwill	**(1,174)**	-
Loss on valuation of investments in securities	**(1,527)**	(959)
Provision for doubtful accounts	**(11)**	(1,161)
Loss on settlement of donated assets from Mr. Okawa	**(196)**	(2,716)
Others	**(811)**	(1,889)
Income before income taxes and minority interests in earnings of consolidated subsidiaries	**10,341**	6,447
Income taxes		
Current	**2,169**	1,944
Deferred	**(220)**	1,395
Minority interests in Earnings of Consolidated Subsidiaries	**(368)**	53
Net Income	**8,760**	3,054

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan.
2. Figures less than 1 million yen have been omitted.

Consolidated Statements of Capital Surplus

SEGA CORPORATION and Consolidated Subsidiaries

For the Year Ended March 31, 2003 and 2004

(millions of yen)

	2004.3	2003.3
(Capital Surplus)		
Capital Surplus at Beginning of the Year	**¥2,171**	¥124,916
Increase in Capital Surplus		
Conversion of convertible bonds	**-**	1,549
Exercise of warrants	**-**	622
Decrease in Capital Surplus		
Decrease in capital surplus due to disposition of losses	**-**	124,916
Capital Surplus at End of the Year	**2,171**	2,171
(Retained Earnings)		
Deficit at Beginning of the Year	**6,816**	(118,037)
Increase in Retained Earnings		
Net Income for the Term	**8,760**	3,054
Increase in retained earnings due to disposition of losses	**-**	124,916
Adjustment on revaluation of land during the year	**0**	-
Decrease in Retained Earnings		
Directors' Bonus	**118**	101
Adjustment on revaluation of land during the year	**-**	3,016
Retained Earnings at End of the Year	**¥15,459**	¥6,816

Consolidated Statements of Cash Flows

SEGA CORPORATION and Consolidated Subsidiaries
For the year ended March 31, 2003 and 2004

	Millions of yen	
	2004	2003
Cash Flows from Operating Activities:		
Income before income taxes and minority interests in earnings of consolidated subsidiaries	**¥10,341**	¥6,447
Depreciation and amortization	**12,729**	14,983
Transfer of amusement machines and facilities from investing activities	**(3,931)**	(4,085)
Provision for doubtful accounts	**656**	444
Increase in accrued employees' retirement benefits	**870**	265
Interest and dividend income	**(126)**	(268)
Interest expense	**621**	737
Equity in loss of non-consolidated subsidiaries and affiliates	**(142)**	(440)
Amortization of excess investment costs over net assets of consolidated subsidiaries	**1,526**	236
Gain on sale of property and equipment	**(1,010)**	(1,248)
Loss on sale or disposal of property and equipment	**411**	398
Gain on sale of investments in securities	**(571)**	(3,077)
Loss on valuation of investments in securities	**1,527**	959
Gain on sale of donated assets	**196**	2,716
Decrease (increase) in notes and accounts receivable	**(1,716)**	12,538
Decrease in inventories	**(1,168)**	977
(Decrease) increase in notes and accounts payable	**305**	(2,145)
Decrease in accrued expenses	**350**	(7,745)
Gain on repayment by purchase of convertible bonds	**(509)**	-
Loss on disposal of inventories	**760**	-
Others	**1,819**	(855)
Subtotal	**22,942**	20,838
Interest and dividends received	**164**	329
Interest paid	**(632)**	(727)
Gain on disposal of donated assets	**1,518**	18,888
Income taxes paid	**(2,408)**	(5,097)
Net cash used in operating activities	**21,583**	34,232
Cash Flows from Investing Activities:		
Payments for time deposits	**-**	(50)
Proceed from cancellation of time deposits	**-**	10,060
Payments for purchases of property and equipment	**(9,230)**	(7,015)
Proceeds from sales of property and equipment	**1,834**	5,508
Payments for purchase of intangible assets	**(1,006)**	(1,307)
Payments for purchases of investments in securities	**(2,085)**	(180)
Proceeds from investments in securities	**1,221**	6,946
Payments for advance	**(42)**	(172)
Proceeds from collections of advances	**125**	509
Payments for fixed leasehold deposits	**(1,334)**	(2,959)
Proceeds from collections of fixed leasehold deposits	**1,710**	2,578
Others	**(287)**	83
Net cash Provided by (used in) investing activities	**(9,095)**	14,000
Cash Flows from Financing Activities:		
Decrease in short-term bank loans, net	**(708)**	(27,339)
Proceeds from long-term debt	**300**	31,565
Repayment of long-term debt	**(4,968)**	(12,817)
Proceeds from issuance of straight bonds	**885**	17,631
Repayment of straight bonds	**(2,465)**	(5,000)
Payment on redemption of convertible bonds	**(34,410)**	(4,621)
Proceeds from exercising stock option	**-**	1,245
Cash dividend paid	**(22)**	(8)
Others	**(9)**	391
Net cash provided by financing activities	**(41,399)**	1,047
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(528)**	(668)
Net increase (decrease) in Cash and Cash Equivalents	**(29,438)**	48,610
Cash and Cash Equivalents at Beginning of Year	**101,361**	52,750
Cash and Cash Equivalents at End of Year	**¥71,922**	¥101,361

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan
2. Figures less than 1million yen have been omitted.

Segment Information

I. Business Segment Information

Year Ended March 31, 2004 (millions of yen)

	Amusement machine sales	Amusement center operations	Consumer business	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	¥60,365	¥69,860	¥61,032	¥191,257	-	¥191,257
Intersegment sales/transfers	14,272	231	88	14,592	(14,592)	-
Total	74,637	70,091	61,121	205,850	(14,592)	191,257
Cost of sales and operating expenses	62,617	63,955	63,945	190,518	(13,741)	176,777
Operating income (loss)	¥12,019	¥6,135	(¥2,824)	¥15,331	(¥851)	¥14,480
Assets	25,227	54,194	34,474	113,896	75,158	189,055
Depreciation and amortization	850	9,183	2,370	12,404	927	13,331
Capital expenditures	738	10,981	2,009	13,729	420	14,149

Year Ended March 31, 2003 (millions of yen)

	Amusement machine sales	Amusement center operations	Consumer business	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	¥61,343	¥69,330	¥66,549	¥197,223	-	¥197,223
Intersegment sales/transfers	14,407	53	123	14,584	(14,584)	-
Total	75,751	69,384	66,673	211,808	(14,584)	197,223
Cost of sales and operating expenses	64,858	61,334	75,243	201,436	(13,509)	187,927
Operating income (loss)	¥10,892	¥8,049	(¥5,870)	¥10,372	(¥1,075)	¥9,296
Assets	32,787	58,621	33,291	124,700	97,366	222,067
Depreciation and amortization	1,095	10,512	3,044	14,652	923	15,575
Capital expenditures	1,164	9,736	1,561	12,462	526	12,989

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan
2. Figures less than 1million yen have been omitted.

II. Geographical Segment Information

Year Ended March 31, 2004 (millions of yen)

	Japan	North America	Europe	Total	Eliminations	Consolidated total
Net Sales to:						
Outside customers	**¥163,992**	**¥16,979**	**¥10,285**	**¥191,257**	**-**	**¥191,257**
Intersegment sales/transfers	**7,376**	**3,118**	**3**	**10,499**	**(10,499)**	**-**
Total	**171,369**	**20,098**	**10,288**	**201,756**	**(10,499)**	**191,257**
Cost of sales and operating expenses	**156,465**	**20,690**	**10,663**	**187,819**	**(11,041)**	**176,777**
Operating income (loss)	**¥14,903**	**(¥591)**	**(¥374)**	**¥13,937**	**¥542**	**¥14,480**
Assets	**¥109,332**	**¥8,220**	**¥6,612**	**¥124,164**	**¥64,890**	**¥189,055**

Year Ended March 31, 2003 (millions of yen)

	Japan	North America	Europe	Total	Eliminations	Consolidated total
Net Sales to:						
Outside customers	¥163,425	¥26,447	¥7,351	¥197,223	-	¥197,223
Intersegment sales/transfers	14,238	7,689	3	21,932	(21,932)	-
Total	177,663	34,136	7,355	219,156	(21,932)	197,223
Cost of sales and operating expenses	161,341	41,108	7,785	210,235	(22,308)	187,927
Operating income (loss)	¥16,322	(¥6,971)	¥429	¥8,920	¥376	¥9,296
Assets	¥144,381	¥13,948	¥6,976	¥165,306	¥56,760	¥222,067

(Notes) 1. Division by country or region is based on geographical proximity.
2. Main country and regional division other than Japan
North America: U.S.A.
Europe: U.K., France, Spain, Germany

III. Overseas Sales Information

Year Ended March 31, 2004 (millions of yen)

	North America	Europe	Others	Total
Overseas sales	**¥21,905**	**¥10,751**	**¥3,277**	**¥35,934**
Consolidated net sales	**-**	**-**	**-**	**191,257**
Ratio of overseas sales to consolidated sales	**11.5%**	**5.6%**	**1.7%**	**18.8%**

Year Ended March 31, 2003 (millions of yen)

	North America	Europe	Others	Total
Overseas sales	¥35,223	¥9,489	¥3,688	¥48,401
Consolidated net sales	-	-	-	197,223
Ratio of overseas sales to consolidated sales	17.8%	4.8%	1.9%	24.5%

(Notes) 1. Division by country or region is based on geographical proximity.
2. Main country and regional division other than Japan
North America: U.S.A.
Europe: U.K., France, Spain, Germany
Others: Australia, Singapore

Non-consolidated Balance Sheets

SEGA CORPORATION
As of March 31, 2003 and 2004

(millions of yen)

ASSETS	**2004.3**	2003.3
Current Assets:		
Cash and time deposits	**¥53,799**	¥79,386
Notes and accounts receivable	**13,646**	14,804
Inventories	**5,242**	4,371
Other current assets	**11,336**	14,995
Less allowance for doubtful accounts	**(520)**	(549)
Total current assets	**83,510**	113,009
Property and Equipment		
Amusement machines and facilities	**817**	708
Building and structure	**10,354**	10,912
Land	**8,968**	8,924
Others	**2,208**	2,396
Total property and equipment	**22,350**	22,941
Intangible Fixed Assets	**3,126**	3,471
Investments and Advances		
Investments in securities	**7,150**	5,728
Fixed Leasehold deposits	**1,999**	1,535
Other investments	**53,568**	76,698
Less allowance for doubtful accounts	**(12,790)**	(35,832)
Reserve for valuation loss of investments in securities	**(7,962)**	(7,637)
Total investments and advances	**41,967**	40,493
Deferred Charges	**122**	717
Total Assets	**¥151,078**	¥180,634

(millions of yen)

LIABILITIES	**2004.3**	2003.3
Current Liabilities:		
Notes and accounts payable	**¥10,047**	¥9,194
Short-term bank loans	**739**	841
Current portion of long-term bank loans	**600**	600
Current portion of debentures	**2,900**	2,450
Current portion of convertible bonds	**10,080**	-
Accrued expenses	**7,475**	12,341
Income taxes payable	**53**	54
Other current liabilities	**2,024**	2,135
Total current liabilities	**33,923**	27,618
Long-Term Liabilities		
Debentures	**12,650**	15,550
Convertible bonds	**6,806**	51,806
Long-term debt	**3,300**	3,900
Deferred income taxes	**1,018**	-
Accrued employees' retirement benefits	**2,511**	2,290
Accrued retirement benefits for directors and corporate directors	**85**	59
Other	**744**	777
Total long-term liabilities	**27,115**	74,383
Total Liabilities	**61,039**	102,002
Shareholders' Equity		
Common stock	**127,582**	127,582
Additional paid-in capital	**2,171**	2,171
Retained earnings	**(1,285)**	(10,942)
Adjustment of revaluation of land	**(6,265)**	(6,264)
Unrealized gain on investments in securities	**1,485**	(274)
Treasury stock	**(33,649)**	(33,641)
Total Shareholders' Equity	**90,038**	78,631
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	**¥151,078**	¥180,634

Non-consolidated Statement of Operations

SEGA CORPORATION
For the Year Ended March 31, 2003 and 2004

(millions of yen)

	2004.3	2003.3
Net Sales	**97,268**	¥100,042
Cost of Sales	**71,851**	77,933
Gross profit	**25,417**	22,109
Selling, General and Administrative Expenses	**19,293**	20,015
Operating income	**6,124**	2,093
Non-Operating Income	**3,459**	3,439
Non-Operating Expenses	**2,584**	3,588
Recurring Profit	**6,998**	1,944
Extraordinary Income	**1,909**	4,705
Extraordinary Loss	**2,251**	12,609
Income before income taxes and minority interests in earnings of consolidated subsidiaries	**6,655**	(5,959)
Income taxes	**(3,000)**	(3,423)
Net income (loss) for the term	**9,655**	(2,536)
Loss Carried Forward from the previous fiscal year	**(10,942)**	(5,389)
Adjustment of revaluation of land	**(0)**	(3,016)
Undisposed Loss	**(1,285)**	(¥10,942)

(Notes)

1. The above financial information was prepared using accounting principles generally accepted in Japan.
2. Figures less than 1million yen have been omitted.